UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Tokki Kabushiki Kaisha

(Name of Subject Company)
Tokki Corporation

(Translation of Subject Company’s Name into English (if applicable))
Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)
Canon Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
Not applicable.

(CUSIP Number of Class of Securities (if applicable))
Shunji Shimbo
Director of Finance and Accounting Division
Tokki Corporation
10-1 Shinko-cho, Mitsuke-shi, Niigata
954-0076 Japan
+81-258-61-5050

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Shinichiro Hanabusa General Manager Consolidated Accounting Division Canon Inc. 30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan +81-3-3758-2111	Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 33F 6-1, Roppongi 1-Chome Minato-ku, Tokyo 106-6033, Japan +81-3-5561-4421
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Exhibit I-1:     Canon Inc.’s and Tokki Corporation’s press release titled “Announcement of Execution of Share Exchange Agreement under which Canon Inc. Will Make Tokki Corporation Its Wholly Owned Subsidiary”, dated June 28, 2010.
Item 2. Informational Legends
Included in Exhibit I-1.
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Exhibit II-1: Tokki Corporation’s Extraordinary Report Concerning Execution of a Share Exchange Agreement, dated June 28, 2010.

(2)	Not applicable.

(3)	Not applicable.
PART III - CONSENT TO SERVICE OF PROCESS
(1)	Written irrevocable consent and power of attorney on Form F-X filed concurrently with the Commission on June 29, 2010.

(2)	Not applicable.

PART IV - SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Toshizo Tanaka
(Signature)

Toshizo Tanaka Executive Vice President and CFO
(Name and Title)

June 29, 2010
(Date)

3